Exhibit 99.23

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

June 15, 2021

Item 3:	News Release

A news release was disseminated on June 15, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided assay results from an additional nine holes drilled at the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

June 15, 2021

Schedule “A”

New Found Intercepts 21.4 g/t Au over 8.05m and

14.9 g/t Au over 12.9m in 40m step-out at Keats,

Extends High-Grade Zone to 465m Down-Plunge

Vancouver, BC, June 15, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV:NFG, OTC: NFGFF) is pleased to announce assay results from an additional nine holes drilled at the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

•	Highlights include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-94B	169.75	173.55	3.80	11.69	Keats Main
NFGC-21-141	238.00	245.00	7.00	11.17	Keats Main
NFGC-21-165	296.45	298.50	2.05	20.74	Keats Main
NFGC-21-204	244.45	252.50	8.05	21.36
And	283.15	296.00	12.85	14.92	Keats Main

Table 1: Highlights

*Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 80% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. This table shows highlight intervals, a number of these holes returned additional intervals of gold mineralization as reported in Table 2 below.

•	The intervals of 21.4 g/t Au over 8.05m and 14.9 g/t Au over 12.9m in NFGC-21-204 is a 40m down-plunge step-out to the south from the previously furthest south high-grade intercept (hole NFGC-21-182, 146.2 g/t Au over 25.6m, see New Found news release dated May 21, 2021) and is the deepest assay interval returned to date at Keats (see Figure 1).

•	The high-grade zone at Keats has now been drill defined over 465m in the down-plunge direction. The zone remains open and step-out drilling is continuing to the south, vertically above and below this zone, and to the north.

Greg Matheson COO of New Found, stated: “The two intervals in NFGC-21-204 of 21.4 g/t Au over 8.05m and 14.9 g/t Au over 12.9m in a further 40m step-out down plunge demonstrates that the zone of high-grade gold at Keats is continuing and remains open to depth. The intervals in holes NFGC-21-94B, 141 and 165 provide further evidence of the continuity of the high-grade gold mineralization at Keats. The style of mineralization and spatial distribution of the high-grade gold continues to demonstrate features consistent with the emplacement of high-grade gold in an epizonal event. We now have four drills running at Keats continuing step-out drilling to the south as well as infilling the high-grade zone defined to date.”

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Note: Au g/t x m calculations include all Keats Main intervals for each hole as reported in Table 2.

Highlight Keats Main Zone drill intervals:

	Interva1	Au		Interval	Au		Interval	Au		Interval	Au
Hole	(m)*	(g/t)	Hole	(m)*	(g/t)	Hole	(m)*	(g/t)	Hole	(m)*	(g/t)
19-01	19.0	92.9	20-38	5.8	19.8	20-56	32.3	6.2	21-103	3.5	19.3
20-18	7.9	24.1	20-40A	7.3	19.3	20-59	4.7	131.1	21-104	11.4	29.1
20-19	18.9	31.2	20-41	10.4	22.5	And	17.7	124.4	21-105B	2.0	41.8
20-21	18.4	15.8	And	15.9	31.4	21-74	4.1	45.6	21-118	13.7	61.8
20-23	41.4	22.3	20-43	18.2	10.0	21-79	7.9	22.7	21-119	7.0	15.6
20-26	6.9	44.5	20-45	13.8	28.4	21-80	39.1	25.8	21-122	9.2	106.5
20-28	4.1	40.1	And	3.3	20.6	And	2.3	41.6	21-137	7.2	261.3
20-29	16.9	25.0	And	2.0	17.1	21-85	3.0	49.4	21-143	2.5	16.9
20-30	6.1	10.3	20-46	2.9	13.7	21-87	4.7	27.8	And	8.4	63.7
20-32	13.1	45.3	20-52	2.1	136.7	21-90	3.9	24.5	21-182	25.6	146.2
20-34	2.4	29.3	And	14.1	31.5	21-97	6.5	37.1	21-204	8.1	21.4
20-37	10.3	25.0	And	5.6	13.7	21-101	8.5	17.9	And	12.9	14.9

Figure 1. Keats Main Zone Long Section

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

KEATS ZONE PLAN MAP
Drill Holes
Historic Drill Collar
Assay Results Pending
Assay Previously Reported
Assay Reported 14-06-2021
Mineralized Zone Footprint
Regional Structure
EM Conductor
Au Grade (g/t)
0.5 - 3.0
3.0 - 10.0
> 10.0
KEATS
QUEENSWAY NORTH
Appleton Fault Zone
JBP Fault Zone
APPLETON FAULT ZONE
NFGC-21-95
NFGC-21-127
NFGC-21-127
6.11 g/t Au over 2.00m
NFGC-21-125
4900N
4800N
NFGC-21-91
1.30 g/t Au over 2.50m
NFGC-21-91
4700N
NFGC-21-94B
11.69 g/t Au over 3.80m
NFGC-21-94B
NFGC-21-135
2.78 g/t Au over 14.45m
NFGC-21-141
2.01 g/t Au over 2.70m
NFGC-21-135
KEATS FW ZONE
NFGC-21-141
4600N
NFGC-21-141
11.17 g/t Au over 7.00m
NFGC-21-165
20.74 g/t Au over 2.05m
NFGC-21-141
1.87 g/t Au over 12.70m
NFGC-21-165
NFGC-21-165
1.09 g/t Au over 2.10m
NFGC-21-204
KEATS MAIN ZONE
4500N
NFGC-21-204
14.92 g/t Au over 12.85m
NFGC-21-204
21.36 g/t Au over 8.05m
INTERPRETED HIGH GRADE PLUNGE DIRECTION

Figure 2. Keats Plan View

*With reference to Figures 1 and 2 and the accompanying highlight table above, note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 80% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Core Photos, Holes NFGC-21-165 and NFGC-21-204

From NFGC-21-165 drill core interval approximately 297m down hole

From NFGC-21-204 drill core interval approximately 290m down hole

Figure 3. Example gold mineralization from NFGC-21-165 and NFGC-21-204

Note that these photos are not intended to be representative of gold mineralization in holes NFGC-21-165 and 204.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-91	143.00	145.50	2.50	1.30	Keats Main
NFGC-21.94B	169.75	173.55	3.80	11.69
Within	166.45	176.35	9.90	6.18	Keats Main
NFGC-21-95	19.15	21.70	2.55	1.50
And	48.20	53.20	5.00	2.36	Keats FW
NFGC-21-125	82.60	84.90	2.30	4.92	Keats FW
NFGC-21-127	37.00	39.00	2.00	6.11
Within	37.00	51.00	14.00	1.47	Keats Main
NFGC-21-135	209.45	223.90	14.45	2.77
And	295.10	298.15	3.05	1.40	Keats Main
NFGC-21-141	219.60	232.30	12.70	1.87
And	238.00	245.00	7.00	11.17	Keats Main
And	248.55	251.25	2.70	2.01
And	301.55	304.25	2.70	1.61
NFGC-21-165	266.70	268.80	2.10	1.09
And	296.45	298.50	2.05	20.74	Keats Main
NFGC-21-204	244.45	252.50	8.05	21.36
And	283.15	296.00	12.85	14.92	Keats Main

Table 2: Summary of results reported in this release

*Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 80% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip(°)	Interval (m)*	UTME	UTMN
NFGC-21-91	299	-46	186	658169	5427376
NFGC-21-94B	300	-45	234	658201	5427357
NFGC-21-95	300	-45	230	658272	5427606
NFGC-21-125	300	-45	107	658257	5427527
NFGC-21-127	300	-45	122	658246	5427534
NFGC-21-135	300	-45	336	658179	5427269
NFGC-21-141	300	-45	318	658190	5427263
NFGC-21-165	300	-45	345	658181	5427196
NFGC-21-204	297	-56	404	658145	5427194

Table 3: Location details of drill holes reported on in this release

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 80% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated June 15, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway. Eight rigs are currently in operation at Queensway with the drill count planned to increase to ten rigs by Q2 2021. With a current working capital balance of approximately $86 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further exploration and drilling on the Company’s Queensway gold in Newfoundland, interpretation of results of the drilling program and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could,” or “should,” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in those forward-looking statements include risk associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7